SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)*

                               APAC TeleServices, Inc.
                                   (Name of Issuer)

                        Common Stock, $.01 par value per share
                            (Title of Class of Securities)

                                     00185E 10 6
                                    (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     SCHEDULE 13G

     CUSIP No.  00185E 10 6
     ___________________________________________________________________________
     1    NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Theodore G. Schwartz
     ___________________________________________________________________________
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /

     ___________________________________________________________________________
     3    SEC USE ONLY

     ___________________________________________________________________________
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen
     ___________________________________________________________________________
                         5    SOLE VOTING POWER
       NUMBER OF
                              19,710,000
        SHARES           _______________________________________________________
                         6    SHARED VOTING POWER
     BENEFICIALLY
                              0
       OWNED BY          _______________________________________________________
                         7    SOLE DISPOSITIVE POWER

         EACH
                              19,710,000
       REPORTING         _______________________________________________________
                         8    SHARED DISPOSITIVE POWER
      PERSON WITH
                              0
     ___________________________________________________________________________
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,710,000
     ___________________________________________________________________________
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /


     ___________________________________________________________________________
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          42.5%
     ___________________________________________________________________________
     12   TYPE OF REPORTING PERSON*

          IN
     ___________________________________________________________________________

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1(a) Name of Issuer:

          APAC TeleServices, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

          One Parkway North Center
          Deerfield, Illinois  60015

     Item 2(a) Name of Person Filing:

          Theodore G. Schwartz

     Item 2(b) Address of Principal Business Office:

          APAC TeleServices, Inc.
          One Parkway North Center
          Deerfield, Illinois  60015

     Item 2(c) Citizenship:

          United States

     Item 2(d) Title of Class of Securities:

          Common Stock, $.01 par value per share

     Item 2(e) CUSIP Number:

          00185E 10 6

     Item 3. Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(c).

     Item 4.   Ownership:

          (a)  Amount Beneficially Owned:

               As of December 31, 1996, the number of shares of the issuer's Common Stock beneficially owned by Theodore G. Schwartz was 19,710,000.

          (b)  Percent of Class:

               As of December 31, 1996, the percent of the issuer's Common Stock beneficially owned by Theodore G. Schwartz was approximately 42.5%.

          (c) The number of shares of the issuer's Common Stock as to which Theodore G. Schwartz has:

               (i)    sole power to vote or to direct the vote is 19,710,000;

               (ii)   shared power to vote or to direct the vote is -0-;

               (iii)  sole power to dispose or to direct the
                      disposition is 19,710,000;

               (iv) shared power to dispose or to direct the disposition is -0-.

     Item 5.   Ownership of Five Percent or Less of a Class:

          Not applicable.

     Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          Not applicable.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

          Not applicable.

     Item 8.   Identification and Classification of Member of the Group:

          Not applicable.

     Item 9.   Notice of Dissolution of Group:

          Not applicable.

     Item 10.  Certification:

          Not applicable, reporting person is filing this Schedule 13G pursuant to Rule 13d-1(c).



                                      SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  February 14, 1997

                                             /s/ Theodore G. Schwartz
                                             Theodore G. Schwartz


     Attention:       Intentional misstatements or omissions of fact constitute
                      Federal criminal violations.  (See 18 U.S.C. 1001)